Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)
of the Securities Exchange Act of 1934
Subject Companies: NBG Bancorp, Inc.
S Bankshares, Inc.

On July 28, 2016, State Bank Financial Corporation (“State Bank Financial”) held a conference call to discuss State Bank Financial’s results for the quarter ended June 30, 2016. The conference call contained information regarding the proposed mergers between State Bank Financial and NBG Bancorp, Inc. and State Bank Financial and S Bankshares, Inc.

Additional Information About the Mergers and Where to Find It

Proposed Merger with NBG Bancorp, Inc.

In connection with the proposed merger transaction with NBG Bancorp, Inc., State Bank Financial has filed a registration statement on Form S-4 (Registration Statement No. 333-211445) that includes a joint proxy statement/prospectus.  The SEC declared the registration statement effective on June 15, 2016.  A definitive proxy statement/prospectus dated June 15, 2016 was mailed on or about June 20, 2016 to the shareholders of NBG Bancorp, Inc.  The registration statement and the proxy statement/prospectus filed with the SEC related to the proposed transaction contains important information about State Bank Financial, NBG Bancorp, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626.

State Bank Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NBG Bancorp, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger are provided in the proxy statement/prospectus described above. Additional information regarding State Bank Financial’s directors and executive officers is included in State Bank Financial’s definitive proxy statement for 2016, which was filed with the SEC on April 15, 2016. You can obtain free copies of this document from State Bank Financial using the contact information above.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Proposed Merger with S Bankshares, Inc.

In connection with the proposed merger transaction with S Bankshares, Inc., State Bank Financial will file a registration statement on Form S-4 with the SEC to register State Bank Financial’s shares that will be issued to S Bankshares, Inc. shareholders in connection with the transaction. The registration statement will include a proxy statement of S Bankshares, Inc. and a prospectus of State Bank Financial, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about State Bank Financial, S Bankshares, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626.

State Bank Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of S Bankshares, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding State Bank Financial’s directors and executive officers is included in State Bank Financial’s definitive proxy statement for 2016, which was filed with the SEC on April 15, 2016. You can obtain free copies of this document from State Bank Financial using the contact information above.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words “will,” “expect,” “should,” “anticipate,” “may,” and “project,” as well as similar expressions. Pro forma financial information is not a guarantee of future results and is presented for informational purposes only. These forward-looking statements include, but are not limited to, statements regarding our proposed acquisitions of NBG Bancorp (“NBG”) and its subsidiary and S Bankshares and its subsidiary, including our belief that these acquisitions will provide entry into attractive new markets and other details and assumptions regarding the transactions, statements regarding our expectations regarding our capital ratios, and other statements about expected developments or events, and the execution of our strategic goals. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions (“risk factor”) that are difficult to predict with regard to timing, extent, likelihood and degree. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. We undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise. Risk factors including, without limitation, the following:

•
completion of the transactions with NBG and S Bankshares is dependent on, among other things, receipt of regulatory approvals and S Bankshares shareholder approval, the timing of which cannot be predicted and which may not be received at all;

•	the impact of the completion of the transactions with NBG and S Bankshares on our financial statements will be affected by the timing of the transactions;

•
the transactions may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events;

•
the integration of NBG’s and S Bankshares’ business and operations into ours may be more costly than anticipated or have unanticipated adverse results related to NBG’s, S Bankshares’ or our existing businesses;

•	our ability to achieve anticipated results from the transactions with NBG and S Bankshares will depend on the state of the economic and financial markets going forward;

•
general economic conditions (both generally and in our markets) may be less favorable than expected, which could result in, among other things, a deterioration in credit quality, a reduction in demand for credit and a decline in real estate values;

•	a general decline in the real estate and lending markets, particularly in our market areas, could negatively affect our financial results;

•	restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

•	legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect us;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins or the volumes or values of the loans we make or have acquired;

•	other financial institutions have greater financial resources and may be able to develop or acquire products that enable them to compete more successfully than we can;

•	our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

•	adverse changes may occur in the bond and equity markets;

•	war or terrorist activities may cause deterioration in the economy or cause instability in credit markets; and

•	economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the most recently ended fiscal year. These and other risk factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

A TRANSCRIPT OF THE PORTION OF STATE BANK FINANCIAL’S JULY 28, 2016 CONFERENCE CALL DISCUSSING THE PROPOSED MERGERS WITH NBG BANCORP, INC. AND S BANKSHARES, INC. FOLLOWS:

Start of transcript:

Joseph Evans - State Bank Financial Corporation - Chairman & CEO

Moving on to Slide 6, on April 5th, we announced the acquisition of National Bank of Georgia in Athens, a high performing and very efficient bank, led by a strong management team that we've known very well for a long time and done business with for many years. National Bank of Georgia is a $417 million asset bank, with just two branches, one at Athens and one in Gainesville, Georgia. Both of these represent MSAs -- two separate MSAs that are immediately adjacent to Atlanta on the northeast. As we discussed on the first quarter conference call, they have a very compatible credit culture that we know well, and Bill Hopper and his team just will be a great fit at State Bank.

On May 19th, we announced our second acquisition of the quarter -- S Bank with four locations in southeast Georgia, including banking operations in Savannah, which is the third largest MSA in Georgia and home of the Port of Savannah. S Bank is a locally-owned bank with a quality board that has strong ties to the Savannah community. It's also a market that we have significant experience and deep relationships as Tom Wiley lived in and banked in Savannah for over 17 years prior to coming back to State Bank. While S Bank has only total assets of about $110 million, it provides us with an established banking platform in Savannah, which will integrate very nicely with the mortgage business and the homebuilder finance business that we already have in Savannah. It also provides diversified low-cost deposit base in Glennville, Hinesville, and Reidsville, Georgia; nearby communities.

NBG and S Bank will add three attractive MSAs to our footprint, while further accelerating our core earnings growth. As shown on Slide 7, upon closing both of these transactions, we expect to have over $4 billion in assets and 30 branches in seven of the eight largest MSAs across the State of Georgia.

Tyler Stafford - Stephens - Analyst
Okay. And then do you happen to have handy the pro forma total risk-based capital ratio with NBG and S Bank once that closes?

Sheila Ray - State Bank Financial Corporation - EVP & CFO
15.9%.

Christopher Nolan - FBR & Company - Analyst
Okay. And then have you guys discussed in terms of how much you expect your discount accretion to increase following the closing of the two acquisitions in the third quarter? Accretable discount, I mean.

Sheila Ray - State Bank Financial Corporation - EVP & CFO
Yes. I know what you're referring to. I don't think I have that number. We obviously modeled day one marks, but we are not far enough long in that process to really know where that comes out yet.

Christopher Nolan - FBR & Company - Analyst
Got you. Final question is on capital ratios. You sound like you guys are experiencing some pretty solid growth, should we expect the capital ratios to sort of continue to drift downward a little bit following the closing of the acquisitions in the third quarter?

Joseph Evans - State Bank Financial Corporation - Chairman & CEO
Yes. That's planned between a combination of continued organic growth and hopefully some other opportunities that come our way.